SEC ... N

18001331

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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Mail Processing Received FEB 27 2018 WASH, DC

SEC FILE NUMBER
8- 69898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **AUGUST 25, 2017** (MM/DD/YY) AND ENDING **DECEMBER 31, 2017** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VISIONS ANALYSIS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 McKinley Avenue
Endicott, NY 13760

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co, LLP
(Name - *if individual, state last, first, middle name)*

171 Sully's Trail	**Pittsford**	**NY**	**14534**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jeffrey Thatcher**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Visions Analysis LLC** as of **DECEMBER 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

Signature

Managing Director
Title

Rebecca S Trick
Notary Public

REBECCA S. TRICK
Notary Public in the State of New York
No. 01TR6192522
Qualified in Broome County
My Commission Expires Sept. 2, 20 20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISIONS ANALYSIS LLC
(A Wholly-Owned Subsidiary of Visions Federal Credit Union)
Financial Statements and Supplemental Schedules

As of December 31, 2017

(With Supplemental Reports Required by Rule 17a-5)

VISIONS ANALYSIS LLC
(A WHOLLY OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
TABLE OF CONTENTS
DECEMBER 31, 2017

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 21, 2018

To the Governance Committee:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Visions Analysis LLC (a New York limited liability company and wholly-owned subsidiary of Visions Federal Credit Union) (the Company) as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the period August 25, 2017 through December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Visions Analysis LLC as of December 31, 2017, and the results of its operations and its cash flows for the period August 25, 2017 through December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I-III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I-III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Visions Analysis LLC's auditor since 2017.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$ 1,480,092
Receivable from broker/dealer	16,090
Intangible assets	2,422,500
Prepaid expenses	10,710
TOTAL ASSETS	$ 3,929,392
LIABILITIES AND MEMBER'S EQUITY	
Due to Visions Federal Credit Union	$ 198,221
Accounts payable and accrued expenses	24,382
TOTAL LIABILITIES	222,603
Capital	3,805,025
Retained deficit	(98,236)
TOTAL MEMBER'S EQUITY	3,706,789
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,929,392

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 25, 2017 THROUGH DECEMBER 31, 2017

REVENUES	
Advisory fees	$ 398,260
Mutual fund	259,028
Annuities	147,604
Other income	62,625
TOTAL REVENUES	867,517
EXPENSES	
Compensation and benefits	664,423
Commission paid to other broker/dealers	4,281
Occupancy and equipment	23,821
Travel and entertainment	11,485
Professional fees	37,925
Regulatory and exchange fees	51,424
Professional and administrative services	26,385
Dues and subscriptions	12,092
Intangible asset amortization	80,000
Other expenses	52,278
TOTAL EXPENSES	964,114
NET LOSS	$ (96,597)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD AUGUST 25, 2017 THROUGH DECEMBER 31, 2017

	Retained Earnings	Capital	Total
Balance - August 25, 2017	$ (1,639)	$ 605,025	$ 603,386
Member Contributions		3,200,000	3,200,000
Net Loss	(96,597)	-	(96,597)
Balance - December 31, 2017	$ (98,236)	$ 3,805,025	$ 3,706,789

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 25, 2017 THROUGH DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (96,597)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in receivable from broker/dealer	(16,090)
Increase in prepaid expenses	(9,224)
Amortization expense	80,000
Increase in accounts payable and accrued expenses	24,382
Increase in due to Visions Federal Credit Union	198,221
Net cash provided by operating activities	180,692
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of intangible assets	(2,200,000)
Net cash used by investing activities	(2,200,000)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contribution from member	3,200,000
Net cash provided by financing activities	3,200,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,180,692
CASH AND CASH EQUIVALENTS:	
Cash and Cash Equivalents - August 25, 2017	299,400
Cash and Cash Equivalents - December 31, 2017	$ 1,480,092

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Visions Analysis LLC (the "Company") a New York limited liability company is registered as a limited-purpose securities broker-dealer with the Securities and Exchange Commission ("SEC"), pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Visions Federal Credit Union (the Credit Union). The Company was originally incorporated in 2016 with operations as a limited-purpose securities broker-dealer beginning on August 25, 2017. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions to Credit Union members and non-members located across upstate New York, northern and central Pennsylvania, and northern New Jersey.

Employees of the Company were formerly employees of the Credit Union and transferred to the Company when operations as a limited-purpose broker-dealer were established.

The Company is a non-carrying broker-dealer and conducts a general securities business and operated under the provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds due from banks, which, at times, may exceed federally insured limits. Amounts due from these financial institutions exceeded federally insured limits on December 31, 2017. All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has not experienced any losses related to cash and cash equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company's customers' securities transactions are executed by LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. This other broker-dealer carries all the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

Fair Value of Financial Instruments

Financial instruments including receivable and payable from/to broker-dealer, accounts payable and accrued expenses and taxes payable, are carried at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.* Fair value of these instruments approximates historical cost.

Commission Revenue and Fees

Commission revenue and fees relates primarily to the sale of annuities, mutual funds, and other security products. These products are offered to members through LPL Financial. Revenues are recorded on the settlement date, defined as the date that LPL Financial records each transaction which does not differ materially from a trade date basis.

Intangible Assets

Intangible assets with finite lives continue to be amortized over their estimated useful lives and are periodically reviewed to ensure that no conditions exist, indicating that the carrying amount of intangible assets is not recoverable. Intangible assets are stated at cost less accumulated amortization.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is exempt from federal and state income taxes in accordance with Section 122 of the Federal Credit Union Act. The Company's position that it has complied with the requirements to be an LLC is a tax position. At December 31, 2017, management has determined that the Company has no uncertain tax positions.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 21, 2018, the date the financial statements were available to be issued.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets, net of amortization, consist of the following at December 31, 2017:

Customer list	$2,120,000
Deposit on future acquisition	302,500
Total	$2,422,500

At December 31, 2017 the gross carrying value of customer list was $2,200,000 and accumulated amortization was $80,000. Amortization expense is computed using a straight-line method based on estimated duration of customer relationship, currently estimated as 9 years, and was $80,000 for the year ended December 31, 2017. Amortization is expected to be $240,000 annually through October 2026.

At December 31, 2017, the gross carrying value of deposit on future acquisition was $302,500 and accumulated amortization was $0. The intangible asset represents a 10% down payment for the right to purchase the securities accounts and all related books, records, notes, memoranda, and papers serviced by Glen Wood and Glen Wood Financial Group, Inc. The intangible asset is tested for impairment each year and is not amortized.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company is involved in customer disputes in the normal course of its securities business.

Management of the Company, after consultation with outside legal counsel, believes that it is premature to determine whether the resolution of the disputes will result in any material adverse effect on the Company's financial position.

The Company did not settle any legal claims in 2017.

NOTE 5 - RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the parties, the Credit Union transferred its investment services client accounts to the Company after the Company was approved as a limited purpose broker-dealer. There was no cost for the transfer.

Pursuant to an agreement between the parties, the Credit Union transferred an intangible asset to the Company after the Company was approved as a limited purpose broker-dealer. The intangible asset originated in 2016 with the Credit Union's purchase of the securities accounts and all related books, records, notes, memoranda, and papers, serviced by an unrelated financial services business, O'Connor Investments. The purchase was executed on October 27, 2017 for $2,200,000.

Pursuant to agreements between the parties, the Company is charged by the Credit Union for certain expense allocations, including professional and administrative services of $26,385 and the cost of office space of $21,060 for the period ended December 31, 2017.

Pursuant to agreements between the parties, the Credit Union provides bill payment services on behalf of the Company. The Credit Union funds and pays obligations such as, salaries, benefits, regulatory fees, operating expenses, and other miscellaneous expenses of the Company, offsetting an intercompany payable account. The Company records expenses in the current period offsetting a similar intercompany payable account. The Company reimburses the Credit Union the month following payment by the Credit Union. The amount of intercompany payable was $198,221 at December 31, 2017. The Company paid the Credit Union a total of $606,071 during the period from August 25, 2017 to December 31, 2017.

NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

The Company's qualifying personnel are covered under a defined benefit retirement plan and post-retirement medical benefit plan sponsored by the Credit Union. The Credit Union did not allocate a portion of expense under these plans to the Company. The Company was allocated expenses of $0 for the period ended December 31, 2017.

Pursuant to an agreement between the parties, the Credit Union transferred $12,073 of revenue to the Company, which is included in other income on the statement of operations that resulted from principal forgiveness on a loan that the Credit Union received from LPL Financial. LPL Financial paid $241,457 on November 14, 2016 to the Credit Union, in the form of a 5-year loan, to replace lost revenue and fees related to the Credit Union's purchase and transition of securities accounts from an unrelated financial services firm. Principal owed on the loan is forgiven on the loan's anniversary date and recorded as revenue.

NOTE 6 - EMPLOYEE BENEFITS

Defined Benefit Plan

The Credit Union has a noncontributory defined benefit retirement plan covering substantially all its and the Company's employees. The benefits are based on final average salary and years of credited service. The Credit Union did not allocate a portion of expense under this plan to the Company. The company was allocated expenses of $0 for the period ended December 31, 2017. Beginning in 2018, the Credit Union will allocate a portion of the annual expense of the plan to the Company based on headcount.

Defined Contribution Plan

The Credit Union has a voluntary 401(k) Deferred Compensation Plan for eligible employees including the Company's employees. A participant may defer any percentage of gross salary up to $18,000 per year. If age 50 or older, a participant may defer an additional $6,000 per year. Participant deferrals are matched by the Company in an amount of 1% to 3.5%, which vests according to years of service. Total contributions by the Company were $19,506 for the period ended December 31, 2017 and included in compensation and benefits on the statement of operations.

NOTE 6 - EMPLOYEE BENEFITS (continued)

Post-Retirement Medical Benefit Plan

The Credit Union has a post-retirement medical benefits plan that is offered to substantially all its and the Company's employees provided the employee is at least 55 years of age and has obtained fifteen years of credited service upon retirement. The medical plan is contributory, with retirees reimbursing the Credit Union for a portion of the medical services provided. The medical plan is not funded. The Credit Union has the right to terminate or amend the medical plan at any time. The Credit Union did not allocate a portion of expense under this medical plan to the Company. The Company was allocated expenses of $0 for the period ended December 31, 2017. Beginning in 2018, the Credit Union will allocate a portion of the annual expense of the medical plan to the Company based on headcount.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1 during the first twelve months of operations. At December 31, 2017 the Company's net capital was $1,273,579 which was $1,245,754 in excess of its required net capital of $27,825. The Company's aggregate indebtedness to net capital ratio was 0.17 to 1.

NOTE 8 - GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying situation (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence of non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 8 – GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third party service providers, including sub custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Any payments made under these indemnification agreements therefore are expensed as incurred.

The Company provides representations and warranties to counter parties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some of the counter parties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications are generally standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL:		
Member's equity		$ 3,706,789
Less: non-allowable assets		
Intangible assets	$ 2,422,500	
Prepaid expenses and other non-allowables	10,710	
Total non-allowable assets		2,433,210
Net capital before haircuts on securities positions		1,273,579
Less: Haircuts and exempted securities		-
NET CAPITAL		$ 1,273,579
AGGREGATE INDEBTEDNESS		$ 222,603
MINIMUM NET CAPITAL REQUIRED (12.50% of aggregate indebtedness)		$ 27,825
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 27,825
EXCESS NET CAPITAL ($1,273,579 - $27,825)		$ 1,245,754
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 222,603 / $ 1,273,579	17.48%

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

NET CAPITAL, as reported in the Company's Part II-A Focus Report (Unaudited)		$ 1,288,170
Increases:		
Decrease in expenses	62,898	62,898
Decreases:		
Decrease in income	(77,489)	(77,489)
NET CAPITAL, as reported in the Company's supplemental schedule to the audited financial statements		$ 1,273,579

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VISIONS ANALYSIS LLC
(A WHOLLY-OWNED SUBSIDIARY OF VISIONS FEDERAL CREDIT UNION)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2017

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 21, 2018

To the Governance Committee:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Visions Analysis LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent period without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Visions Analysis LLC
24 McKinley Ave., Endicott, NY 13760

Exemption Report

Visions Analysis LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the time period August 25, 2017 to December 31, 2017 without exception.

Visions Analysis LLC

Jeffrey Thatcher
Managing Director

February 21, 2018

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

February 21, 2018

To the Governance Committee:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Visions Analysis LLC (the Company) and Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the period August 25, 2017 through December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period August 25, 2017 through December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the period August 25, 2017 through December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (the Company's December 31, 2017 general ledger trial balance), noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (the Company's December 31, 2017 general ledger trial balance and copies of cancelled checks), noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

AMENDED

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7 (35-REV 6/17)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Visions Analysis LLC

24 McKinley Avenue
Endicott, NY 13760
SEC No 8-69898
December Fiscal Year month end

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven C. Bender 646.290.7248

2. A.	General Assessment (item 2e from page 2)	$ 685 ~~646~~
B.	Less payment made with SIPC-6 filed (exclude interest)	(0)
	Date Paid	
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	685 ~~646~~
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 685 ~~646~~

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 685 ~~646~~

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Visions Analysis LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of January, 20 18

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

AMENDED

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2017
and ending December 31, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 867,517 ~~945,006~~
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	406,632 ~~432,420~~
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,313 ~~81,700~~
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	410,945 ~~514,190~~
2d. SIPC Net Operating Revenues	$ 456,572 ~~430,816~~
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 685 ~~646~~
	(to page 1, line 2.A.)